SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

BG Staffing, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
05544A 109 (CUSIP Number)
December 31, 2015 (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages.)

CUSIP No. 05544A 109    Schedule 13G    Page 2 of 5 Pages

1.		NAMES OF REPORTING PERSONS L. Allen Baker, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 466,192(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 466,192(1)
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,192(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.08%(1)(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 283,673 shares subject to currently exercisable stock options.

(2)	Based on 7,387,955 shares issued and outstanding as of February 12, 2016.

CUSIP No. 05544A 109    Schedule 13G    Page 4 of 5 Pages

Item 1(a).    Name of Issuer.

BG Staffing, Inc., a Delaware corporation

Item 1(b).    Address of Issuer’s Principal Executive Offices.

5850 Granite Parkway, Suite 730
Plano, Texas 75024

Item 2(a).    Name of Person Filing.

L. Allen Baker, Jr.

Item 2(b).    Address of Principal Business Office or, if None, Residence.

5850 Granite Parkway, Suite 730
Plano, Texas 75024

Item 2(c).    Citizenship.

United States of America

Item 2(d).    Title of Class of Securities.

Common Stock, par value $0.01 per share

Item 2(e).    CUSIP Number.

05544A 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.        Ownership.

The information required by this Item 4 is set forth in Rows 5–11 of the cover page hereto and is incorporated herein by reference.

Item 5.        Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 05544A 109    Schedule 13G    Page 4 of 5 Pages

Item 8.        Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.        Certifications.

Not applicable.

CUSIP No. 05544A 109    Schedule 13G    Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2016

/s/ L. Allen Baker, Jr.
L. Allen Baker, Jr